Exhibit 99.3

EXECUTION VERSION

SHARE PURCHASE AGREEMENT

by and between

Gravitas Education Holdings, Inc.

and

Rainbow Companion, Inc.

Dated as of April 18, 2023

i

ii

This SHARE PURCHASE AGREEMENT, dated as of April 18, 2023 (this “Agreement”), is entered into by and between Gravitas Education Holdings, Inc., an exempted company incorporated with limited liability under the Laws of the Cayman Islands (“Parent”) and Rainbow Companion, Inc., an exempted company organized under the Laws of the Cayman Islands (the “Purchaser”). Parent and the Purchaser are referred to in this Agreement collectively as the “Parties” and individually as a “Party.”

RECITALS

WHEREAS, Parent is the legal and beneficial owner of 100% of the issued share capital in Precious Companion Group Limited, a limited liability company incorporated in Hong Kong (the “Company”).

WHEREAS, prior to the Closing, Parent shall effect certain restructuring transactions (collectively, the “Restructuring”) pursuant to the Restructuring Plan, following which the Company will Control, directly or indirectly, the Equity Securities of each of the entities identified as “Business Subsidiaries” in Schedule 1 (the “Business Subsidiaries”).

WHEREAS, Parent has agreed to sell, and the Purchaser has agreed to purchase, all the issued shares of the Company (the “Sale Shares”), on the terms and subject to the conditions set forth herein.

WHEREAS, the board of directors of Parent (the “Parent Board”), acting upon the unanimous recommendation of a special committee established by the Parent Board (the “Special Committee”), has (a) determined that it is fair to, and in the best interests of, Parent and its shareholders, for Parent to enter into this Agreement and to consummate the transactions contemplated under this Agreement, (b) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated under this Agreement.

WHEREAS, the board of directors of the Purchaser (the “Purchaser Board”) has (a) authorized and approved the execution, delivery and performance by Purchaser of this Agreement and the consummation of the transactions contemplated hereby and (b) declared it advisable for Purchaser to enter into this Agreement and to consummate the transactions contemplated hereby.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the Parties to this Agreement hereby agree as follows:

Article I

DEFINITIONS

Section 1.1      Defined Terms. For the purposes of this Agreement, the following terms shall have the following meanings:

“Action” means any claim, action, suit, arbitration, inquiry, proceeding or investigation, whether known or unknown, pleaded or unpleaded, direct or indirect, matured or un-matured, material or immaterial, contingent or absolute, by or before any Governmental Authority, whether at law or in equity.

“Affiliate” means, as to any Person, any other Person that, directly or indirectly, Controls, or is Controlled by, or is under common Control with, such Person.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in any of the PRC, Hong Kong or the Cayman Islands.

“Business” means the early childhood education business as conducted by Parent and its Subsidiaries in the PRC as of the date hereof. Upon completion of the Restructuring, the Business shall be owned by the Company and the Business Subsidiaries.

“Business Combination Agreement” means certain agreement and plan of merger dated the date hereof entered into by Parent, Bright Sunlight Limited, Best Assistant Education Online Limited, and, solely for purposes of certain provisions named therein, NetDragon Websoft Holdings Limited.

“Contract” means any contract, subcontract, agreement, indenture, note, bond, loan or credit agreement, instrument, lease, mortgage, deed of trust, license, sublicense, commitment, guaranty or other legally binding commitment, arrangement or understanding, whether written or oral, in each case, as amended and supplemented from time to time and including all schedules, annexes and exhibits thereto.

“Control” of a given Person means the power or authority, whether exercised or not, to direct the business, management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by Contract or otherwise; provided that such power or authority shall conclusively be presumed to exist upon possession of beneficial ownership or power to direct the voting of more than fifty percent (50%) of the votes entitled to be cast at a meeting of the members or shareholders of such Person or power to control the composition of a majority of board of directors of such Person. The terms “Controlled” and “Controlling” have meanings correlative to the foregoing.

“Control Documents” means a series of contractual arrangements through which the Company Controls 100% Equity Securities of Zhudou Investment (Beijing) Co., Ltd. (竹兜投资（北京）有限公司) (“Zhudou Investment”), each as amended and supplemented from time to time, including: (a) the Business Operation Agreement by and among Qiyuan Education Technology (Tianjin) Co., Ltd. (启元教育科技（天津）有限公司) (“Tianjin Qiyuan”), Zhudou Investment, the Subsidiaries of Zhudou Investment, Ms. Yin Xiao and Ms. Yun Gu dated April 30, 2022; (b) Exclusive Consultation and Service Agreement by and among Tianjin Qiyuan, Zhudou Investment, the Subsidiaries of Zhudou Investment, Ms. Yin Xiao and Ms. Yun Gu dated April 30, 2022; (c) Equity Pledge Agreement by and among Tianjin Qiyuan, Zhudou Investment, Ms. Yin Xiao and Ms. Yun Gu dated April 30, 2022; (d) Exclusive Option Agreement by and among Tianjin Qiyuan, Zhudou Investment, Ms. Yin Xiao and Ms. Yun Gu dated April 30, 2022; (e) Power of Attorney entered by each of Ms. Yin Xiao and Ms. Yun Gu dated April 30, 2022; (f) Spousal Consent entered by each of Ms. Yin Xiao and Ms. Yun Gu’s spouse dated April 30, 2022.

“Employee Benefit Plan” shall mean each “employee benefit plan” (within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA) and each other retirement, supplemental retirement, deferred compensation, employment, bonus, incentive compensation, stock purchase, employee stock ownership, equity-based, phantom-equity, profit-sharing, severance, termination protection, change in control, retention, employee loan, retiree medical or life insurance, educational, employee assistance, fringe benefit and all other employee benefit plan, policy, agreement, program or arrangement, whether oral or written.

“Equity Securities” means any shares, share capital, registered capital, ownership interest, equity interest or other equity securities of a Person, and any option, warrant, or right to subscribe for, acquire or purchase any of the foregoing, or any other security or instrument convertible into or exercisable or exchangeable for any of the foregoing, or any equity appreciation, phantom equity, equity plans (including all options and other awards of equity securities authorized under equity plans, whether or not issued, granted or vested) or similar rights with respect to such Person, or any Contract of any kind for the purchase or acquisition from such Person of any of the foregoing, either directly or indirectly.

“Founder” means each of Mr. Chimin Cao and Ms. Yanlai Shi, and collectively, the “Founders”.

“GEHI Share Plans” means, collectively, Parent’s 2009 Share Incentive Plan and Parent’s 2017 Share Incentive Plan (each as amended from time to time), and a “GEHI Share Plan” means any one of the foregoing plans.

“Governmental Authority” means any supranational, national, federal, state, provincial, municipal or local court, administrative body or other governmental or quasi-governmental entity or authority with competent jurisdiction exercising legislative, judicial, regulatory or administrative functions of or pertaining to supranational, national, federal, state, municipal or local government, including any department, commission, board, agency, bureau, subdivision, instrumentality or other regulatory, administrative, judicial or arbitral authority, whether domestic or foreign.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

“Hong Kong” means the Hong Kong Special Administrative Region of the PRC.

“Indebtedness” means all of the following: (a) any indebtedness for borrowed money; (b) any obligations evidenced by bonds, debentures, notes or other similar instruments; (c) any obligations to pay the deferred purchase price of property, stock or services including any earn-out payments; (d) any obligations as lessee under capitalized leases; (e) any obligations, contingent or otherwise, under acceptance, letters of credit or similar facilities to the extent drawn; (f) any guaranty of any of the foregoing; (g) any accrued interest, fees and charges in respect of any of the foregoing; and (h) any prepayment premiums and penalties actually due and payable, and any other fees, expenses, indemnities and other amounts actually payable as a result of the prepayment or discharge of any of the foregoing.

“Indirect Transfer Guidance” means the State Administration of Taxation Public Notice Regarding Certain Enterprise Income Tax Matters on Indirect Transfer of Properties by Non Resident Enterprises (关于非居民企业间接转让财产企业所得税若干问题的公告) (Announcement [2015] No. 7), and any amendment, implementing rules, or official interpretation thereof or any replacement, successor or alternative legislation having the same subject matter thereof.

“Intellectual Property” means all intellectual property rights throughout the world, whether protected, created or arising under the laws of the United States or any other jurisdiction, whether registered or unregistered, including such rights in and to: (a) all patents and patent applications, provisional patent applications and similar filings and any and all substitutions, divisionals, continuations, continuations-in-part, reissues, renewals, extensions and reexaminations thereof; (b) all copyrights and copyrightable works of authorship (including any applications, registrations and renewals of the foregoing), including literary works (including Software), pictorial and graphic works, together with all moral rights therein; (c) all trademarks, service marks, trade names, brand names, trade dress, logos, corporate names, certification marks and other indications of origin, together with the goodwill associated with any of the foregoing, along with all applications, registrations, renewals and extensions thereof; (d) all Internet domain names and social media accounts; (e) trade secrets and other confidential know-how and information, including confidential technology, discoveries, inventions (whether patentable or unpatentable) and improvements, formulae, business, technical, engineering or financial information, techniques, designs, drawings, procedures, processes, algorithms, models and formulations, whether or not patentable or copyrightable; (f) rights in data or collections or compilations of data, database rights; (g) Software and (h) rights of privacy and publicity and other rights to use Personal Information.

“Knowledge” means, with respect to Parent, the actual knowledge of any member of the Special Committee.

“Law” or “Laws” means any and all publicly announced provisions of any applicable constitution, treaty, statute, law, regulation, ordinance, code, rule, or rule of common law, any governmental approval, concession, grant, franchise, license, agreement, directive, requirement, or other governmental restriction or any similar form of decision of, or determination by, or any interpretation or administration of any of the foregoing by, any Governmental Authority.

“Legal Proceeding” shall mean any action, suit, hearing, claim, charge, audit, lawsuit, litigation, inquiry, arbitration or proceeding (in each case, whether civil, criminal or administrative or at law or in equity) by or before a Governmental Authority.

“Liability” means any liability, cost, expense (including reasonable attorneys’ fees), debt or obligation of any kind, character or description, and whether known or unknown, accrued, absolute, determined, determinable, contingent or otherwise, and regardless of when asserted or by whom.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest or encumbrance in respect of such property or asset.

“Material Adverse Effect” means any fact, event, circumstance, change, condition, occurrence or effect that, individually or in the aggregate with all other Effects, is or would reasonably be expected to (a) have a material adverse effect on the Business, financial condition, assets, liabilities, properties or results of operations of the Company and the Business Subsidiaries taken as a whole or (b) prevent or materially delay the consummation of the transactions contemplated hereby or otherwise be materially adverse to the ability of Parent to perform its material obligations under this Agreement; provided, however, that in the case of clause (a) only, no Effects arising out of or resulting from any of the following shall be taken into account in determining whether a Material Adverse Effect has occurred or is reasonably expected to occur: (i) geopolitical conditions, any outbreak or escalation of war or major hostilities, any act of sabotage or terrorism, natural or man-made disasters, pandemic (including COVID-19), epidemic or other public health crises, or other force majeure events, (ii) changes in Laws, the United States generally accepted accounting principles or enforcement or interpretation thereof, in each case proposed, adopted or enacted after the date of this Agreement, (iii) changes or conditions that generally affect the industry and market in which the Company and the Business Subsidiaries operate, (iv) changes in the financial, credit or other securities or capital markets, or in general economic, business, regulatory, legislative or political conditions, (v) any announcement, disclosure, pendency or consummation of the transactions contemplated hereby, including any initiation of shareholder litigation or any other legal proceeding relating to this Agreement and/or the transactions contemplated hereby, (vi) any action taken, and/or omission to take any action, by Parent, the Company or any of the Business Subsidiaries at the express request or with the written consent of the Purchaser, the Founders or any of their respective Affiliates, (vii) any action taken by Parent, the Company or any of the Business Subsidiaries that is required by this Agreement or the failure by Parent, the Company or any of the Business Subsidiaries to take any action that is prohibited by this Agreement, (viii) any breach of this Agreement by the Purchaser or any of its Affiliates, (ix) any failure to meet any internal or public projections, forecasts, guidance, estimates, milestones, budgets or internal or published predictions of revenue, earnings, cash flow or cash position (but excluding the underlying circumstances or reasons for that failure), (x) any decline in the market price, or change in trading volume, of the capital stock of Parent (but excluding the underlying circumstances or reasons for that decline or change) or (xi) any change or prospective change in Parent’s credit ratings (but excluding the underlying circumstances or reasons for such change).

“Organizational Documents” means, with respect to an entity, the legal documents by which any Person (other than an individual) establishes its legal existence or which govern its internal affairs, its certificate of incorporation, articles of incorporation, by-laws, articles of association, memorandum of association, certificate of trust, trust agreement, partnership agreement, limited partnership agreement, certificate of formation, limited liability company agreement or operating agreement, as applicable.

“Permitted Liens” means (a) mechanic’s, materialman’s, carrier’s, repairer’s, statutory landlords’ and other similar Liens arising or incurred in the ordinary course of business or that are not yet due and payable or are being contested in good faith; (b) Liens for Taxes, assessments or other governmental charges not yet delinquent or which are being contested in good faith by appropriate proceedings; (c) zoning, entitlement and other land use and environmental regulations by any Governmental Authority, (d) purchase money Liens and Liens securing rental payments under capital lease arrangements; (e) statutory Liens in favor of suppliers of goods arising or incurred in the ordinary course of business for which payment is not yet due or delinquent; (f) Liens disclosed in the financial statements of Parent included (or incorporated by reference) in the SEC Documents (including the related notes and schedules thereto) that are relevant to the Business (the “Financial Statements”) or securing Liabilities reflected on the Financial Statements; (g) Liens securing indebtedness as disclosed in the Financial Statements; (h) Liens incurred in the ordinary course of business since the date of the most recent balance sheet included in the Financial Statements; (i) Liens arising under worker’s compensation, unemployment insurance, social security, retirement and similar legislation; (j) such other imperfections in title, charges, easements, rights of way, restrictions, defects, covenants, conditions, exclusions, exceptions and encumbrances which do not, individually or in the aggregate, materially and adversely impact the value or utility of the affected property or materially interfere with the use of the affected property in the ordinary course of business; and (k) any other Liens that have been incurred in the ordinary course of business and that would not reasonably be expected to have a Material Adverse Effect.

“Person” means any individual, corporation, partnership, limited partnership, proprietorship, association, limited liability company, firm, trust, estate or other enterprise or entity.

“Personal Information” means any information that (a) is defined as “personal data,” “personally identifiable information,” “individually identifiable health information,” “protected health information,” “personal information” or any other similar or equivalent term under any applicable Law (including applicable Laws governing data protection, privacy or data security), including any such information that constitutes (or relates directly or indirectly to) an individual’s name, street address, telephone number, e-mail address, photograph, social security number or tax identification number, driver’s license number, passport number, credit card number, bank information, or customer or account number, biometric identifiers (including video or photographic images, fingerprints and voice biometric data relating to natural persons), health-related information or data, or any other piece of information that allows, (b) could be reasonably expected to allow, the location of, identification of, or contact with an individual, or (c) associated, directly or indirectly (by, for example, records linked via unique keys), with any of the foregoing in a manner that would permit such information to be linked with a particular individual.

“PRC” means the People’s Republic of China, excluding, for the purpose of this Agreement only, Hong Kong, the Macau Special Administrative Region and Taiwan.

“PRC Tax Authority” means the State Administration of Tax and any tax authority at the provincial (autonomous regions, municipality directly under the national government) level, at the prefecture (city divided into districts, autonomous prefecture, league) level, and at the county (city, banner) level in the PRC.

“Representatives” means, with respect to any Person, collectively, the directors, officers, managers, employees, agents, stockholders, partners, member, consultants, advisors and other representatives of such Person.

“Restructuring Plan” means a step plan for the Restructuring that provides for an internal restructuring following which the Company will Control, directly or indirectly, the Equity Securities of the Business Subsidiaries and own all the Business. The Restructuring Plan is attached hereto as Schedule 2.

“SEC” refers to the Securities and Exchange Commission.

“SEC Documents” means, collectively, all forms, reports, statements, schedules and other documents filed by Parent with the SEC since January 1, 2021 including any amendments thereto and all exhibits and schedules thereto and documents incorporated by reference therein.

“Secondary Share Purchase Agreement” means certain share purchase agreement dated the date hereof entered into by among Joy Year Limited, Bloom Star Limited, RYB Education Limited, Noble Hero Holdings Limited, Ascendent Rainbow (Cayman) Limited, Trump Creation Limited, China Growth Capital Limited, and NetDragon Websoft Inc., pursuant to which, NetDragon Websoft Inc. shall purchase certain Equity Securities in Parent from Joy Year Limited, Bloom Star Limited, RYB Education Limited, Noble Hero Holdings Limited, Ascendent Rainbow (Cayman) Limited, Trump Creation Limited and China Growth Capital Limited.

“Software” shall mean any and all computer programs (whether in source code, object code, human readable form or other form), including algorithms, user interfaces, application programming interfaces, firmware, middleware, development tools, templates and menus, together with all documentation, including user manuals and training materials, related to any of the foregoing.

“Stamp Office” means the Stamp Office of the Hong Kong Inland Revenue Department.

“Subsidiary” means, with respect to any given Person, any other Person that is Controlled directly or indirectly by such given Person.

“Tax” or “Taxes” means (a) any federal, national, provincial, municipal, local or taxes, duties, imposts, levies, or other like assessments in the nature of a tax, in each case, imposed by any Governmental Authority, including all net income (including enterprise income tax and individual income withholding tax), turnover (including value-added tax, business tax, and consumption tax), resource (including urban and township land use tax), special purpose (including land value-added tax, urban maintenance and construction tax, and additional education fees), property (including urban real estate tax and land use fees), documentation (including stamp duty and deed tax), filing, recording, tariffs (including import duty and import value-added tax), and other taxes, and (b) all interest, penalties (administrative, civil or criminal), or additional amounts imposed by any Governmental Authority in connection with any item described in clause (a) above.

“Tax Return” means any return, declaration, report, form, claim for refund, or information return or statement relating to Taxes that is filed or required to be filed with a Governmental Authority, including any schedule or attachment thereto and any amendment thereof.

Section 1.2      Additional Defined Terms. For purposes of this Agreement, the following terms shall have the meanings specified in the Sections indicated below:

Agreement	Preamble
Arbitrator	Section 9.8(a)
BCA Closing	Section 6.3(c)
Business Subsidiaries	Recitals
Claim Notice	Section 8.4(a)
Closing	Section 2.2
Closing Date	Section 2.2
Company	Recitals
Divestiture Taxes	Section 5.5(a)
Financial Statements	Section 1.1
HKIAC	Section 9.8(a)
HKIAC Rules	Section 9.8(a)
Licenses	Section 3.12(d)
Losses	Section 8.2
Parent	Preamble
Parent Board	Recitals
Parties	Preamble
Party	Preamble
Providing Party	Section 5.1
Purchaser	Preamble
Purchaser Board	Recitals
Receiving Party	Section 5.1
Restructuring	Recitals
Sale Shares	Recitals
Secondary SPA Closing	Section 6.3(b)
Special Committee	Recitals
Third-Party Claim	Section 8.4(a)
Tianjin Qiyuan	Section 1.1
Transactional Expenses	Section 9.5
Transfer Price	Section 2.1
Zhudou Investment	Section 1.1

Section 1.3      Interpretation and Rules of Construction. In this Agreement, except to the extent otherwise provided or that the context otherwise requires:

(a)            When a reference is made in this Agreement to an Article or Section, such reference is to an Article or Section of this Agreement.

(b)            The headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement.

(c)            Whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation.”

(d)            The words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement.

(e)            The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms.

(f)            References to a Person are also to its permitted successors and assigns.

(g)            The use of “or” is not intended to be exclusive unless expressly indicated otherwise.

(h)            The symbol “$” or “US$” refers to United States Dollars. All references to currency, monetary values and dollars set forth herein shall mean United States Dollars and all payments hereunder shall be made in United States Dollars.

(i)            The Parties have each participated in the negotiation and drafting of this Agreement and if any ambiguity or question of interpretation should arise, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or burdening either Party by virtue of the authorship of any of the provisions in this Agreement or any interim drafts thereof.

Article II

ISSUANCE AND SUBSCRIPTION OF SHARES

Section 2.1      Sale and Purchase of Shares. Upon the terms and subject to the conditions of this Agreement, at the Closing, Parent shall sell to the Purchaser, and the Purchaser shall purchase from Parent, the Sale Shares free and clear of Liens, at an aggregate consideration of US$15,000,000 (the “Transfer Price”).

Section 2.2      Closing. The consummation of the transactions contemplated hereby (the “Closing”) shall take place remotely by the exchange of documents and signatures (or their electronic counterparts) as soon as possible, but in no event later than the tenth (10th) Business Day after the date on which the conditions set forth in Article VI have been satisfied or, to the extent permitted under applicable Law, waived in writing by the party or parties entitled to the benefit of such conditions (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted under applicable Law, waiver in writing of those conditions at the Closing by the party or parties entitled to the benefit of such conditions), or at such other time or place as the Parties may mutually agree in writing. The date and time at which the Closing shall actually occur pursuant hereto is referred to herein as the “Closing Date.”

Section 2.3      Closing Deliverables by Parent. On the Closing Date, Parent shall deliver or cause to be delivered to the Purchaser:

(a)            an original of the instrument of transfer of the Sale Shares duly executed by Parent in favor of the Purchaser;

(b)            an original of the sold note of the Sale Shares duly executed by Parent;

(c)            the share certificate(s) representing the Sale Shares (or indemnity in a form reasonably satisfactory to the Purchaser, in the case of any found to be missing); and

(d)            a copy of the resolutions or meeting minutes of the Parent Board, evidencing its authorization of the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby.

The Parties agree that the provisions of this Section 2.3 shall survive the Closing.

Section 2.4      Closing Deliverables by the Purchaser. The Parties agree that the entire amount to be paid by the Purchaser to Parent as the Transfer Price under this Agreement shall be fully satisfied and discharged on the Closing Date by the Purchaser by delivering or causing to be delivered to Parent the Subscription Price in cash by wire transfer of immediately available funds to an account directed by Parent, evidenced by a copy of the irrevocable wiring instruction with respect to such payment; provided, that, to the extent the BCA Closing occurs concurrently with the Closing, the entire amount to be paid by the Purchaser to Parent as the Transfer Price under this Agreement shall be fully satisfied and discharged by the Purchaser procuring each Seller (as defined under the Secondary Share Purchase Agreement) to direct the aggregate consideration in the amount of US$15,000,000 payable by NetDragon Websoft Inc. under the Secondary Share Purchase Agreement to be paid to the Parent.  Purchaser shall further deliver or cause to be delivered to Parent on the Closing Date:

(a)            an original of the instrument of transfer of the Sale Shares duly executed by the Purchaser;

(b)            an original of the bought note of the Sale Shares duly executed by the Purchaser; and

(c)            a copy of the resolutions duly and validly adopted by the Purchaser Board, evidencing its authorization of the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby.

The Parties agree that the provisions of this Section 2.4 shall survive the Closing.

Article III

REPRESENTATIONS AND WARRANTIES OF PARENT

The following representations and warranties by Parent are qualified in their entirety by reference to (a) all disclosures in the SEC Documents filed with or furnished to the SEC prior to the date hereof but excluding (i) statements in any “Risk Factors” and/or “Forward-Looking Statements” section(s) of any such SEC Document and (ii) those statements that are cautionary, predictive or forward-looking in nature, but in each case, other than specific factual information contained therein, and (b) any matters with respect to which any Founder has actual knowledge of. Subject to the foregoing, Parent hereby represents and warrants to the Purchaser that:

Section 3.1      Incorporation, Qualification and Authority of Parent. Parent is an exempted company, duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as currently conducted, except to the extent the failure of any of the foregoing has not had or would not reasonably be expected to have a Material Adverse Effect. Parent has all necessary corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution, delivery and performance of this Agreement by Parent have been duly authorized by all necessary corporate actions on the part of Parent. This Agreement has been duly executed and delivered by Parent, and assuming due authorization, execution and delivery by the Purchaser, constitute legal, valid and binding obligations of Parent, enforceable against Parent in accordance with its terms, except as enforcement may be limited by general principles of equity, whether applied in a court of Law or a court of equity, and by applicable bankruptcy, insolvency and similar Law affecting creditors’ rights and remedies generally.

Section 3.2      Incorporation and Qualification of the Company and Business Subsidiaries. Each of the Company and the Business Subsidiaries is an entity duly incorporated or organized, validly existing and, to the extent legally applicable, in good standing (with respect to jurisdictions that have the concept of good standing) under the Laws of its jurisdiction of incorporation or organization. Each of the Company and the Business Subsidiaries has the requisite corporate or similar power and authority to own or lease all of its properties and assets and to carry on its business as currently conducted, except to the extent the failure of any of the foregoing has not had or would not reasonably be expected to have a Material Adverse Effect.

Section 3.3      Capitalization. Schedule 3 attached hereto sets forth the capitalization table of each of the Company and the Business Subsidiaries as of the date hereof, reflecting all of the issued and outstanding Equity Securities of the Company and the Business Subsidiaries, the record and beneficial owner(s) thereof, and with respect to the Business Subsidiaries incorporated or organized under the Laws of the PRC, the amount of paid-up registered capital. Except as provided in Schedule 3, all of the issued and outstanding Equity Securities of each of the Company and the Business Subsidiaries have been duly authorized and validly issued and non-assessable. There are no options, warrants or rights of conversion or other rights, agreements, arrangements or commitments obligating of the Company or any of the Business Subsidiaries to issue or sell any of its Equity Securities, other than as provided in this Agreement or the Control Documents with respect to Zhudou Investment. Immediately prior to the Closing, the Company will hold or Control the Equity Securities of the Business Subsidiaries as provided in Part III of Schedule 2, free and clear of all Liens (except for Permitted Liens). As of the Closing Date, the Company will not own or Control, or have any interest in any shares or have an ownership interest in any Person other than the Business Subsidiaries. The Business Subsidiaries do not own, or have any interest in any shares or have an ownership interest in any Person other than the Business Subsidiaries (as applicable).

Section 3.4      No Violation. The execution, delivery and performance of this Agreement by Parent and the consummation of the transactions contemplated hereby do not and will not (a) violate, conflict with or result in the breach of any provision of the Organizational Documents of Parent, (b) conflict with or violate any Law or Governmental Order applicable to Parent or (c) conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, amendment, acceleration, suspension, revocation or cancellation of, any note, bond, mortgage or indenture, contract, agreement, lease, sublease, license, permit or other instrument or arrangement to which Parent is a party or result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of the Company or any Business Subsidiary, other than, in the case of clauses (b) and (c) above, any such conflict, violation, default, termination, amendment, acceleration, suspension, revocation or cancellation that would not have, individually or in the aggregate, a Material Adverse Effect.

Section 3.5      Governmental Consents and Approvals. The execution, delivery and performance by Parent of this Agreement do not and will not require any consent, approval, authorization or other order of, action by, filing with, or notification to, any Governmental Authority, except, in each case, where failure to obtain such consent, approval, authorization or action, or to make such filing or notification, would not prevent or materially delay the consummation of the transactions contemplated by, or the performance by Parent of any of its material obligations under this Agreement or reasonably be expected to result in a Material Adverse Effect.

Section 3.6      Compliance with Laws. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company and the Business Subsidiaries are and have been in compliance with all applicable Laws and the Restructuring is and has been conducted in compliance with all applicable Laws.

Section 3.7      Absence of Litigation. As of the date of this Agreement, there is no Action pending or, to the Knowledge of Parent, threatened against the Company or any of the Business Subsidiaries, or any share, security, equity interest, property or asset of the Company or any of the Business Subsidiaries, before any Governmental Authority.

Section 3.8      Tax Matters.

(a)            Except as would not have a Material Adverse Effect:

(i)            each of the Company and the Business Subsidiaries has timely filed (or there have been filed on their behalf) all Tax Returns required to be filed by them on or prior to the date hereof (taking into account extensions) and all Taxes due and payable (whether or not shown on such Tax Returns) have been duly and timely paid;

(ii)            no claim has been made in writing by any taxation authority in a jurisdiction where the Company or any Business Subsidiary does not file Tax Returns that the Company or such Business Subsidiary is or may be subject to taxation by that jurisdiction;

(iii)            all Tax Returns filed by the Company or any of its Business Subsidiary are true, correct, and complete in all respects and the taxable amount, applicable Tax rate and allowable pre-Tax deduction items recorded on the relevant Tax payment certificates and reports are free from falsehoods and errors;

(iv)            there are no Liens for Taxes upon any assets of the Company or any Business Subsidiary, except for Permitted Liens;

(v)            there are no outstanding waivers to extend the statutory period of limitations applicable to the assessment or collection of any Taxes against the Company or any Business Subsidiary;

(vi)            all Tax incentives (if any) currently enjoyed by the Company and each Business Subsidiary are legally valid and, to the Knowledge of Parent, will continue to be valid during the validity period;

(vii)            the Company and each Business Subsidiary have complied with applicable taxation Laws in all respects;

(viii)            the financial system, management and use of account books, vouchers and invoices, and the Tax declaration of each of the Company and the Business Subsidiaries are in compliance with the requirement of the PRC’s finance and taxation Laws, and there are no owed Tax, late Tax payment, Tax evasion, Tax fraud, transfer pricing or any other violations of taxation Laws; and

(ix)            neither the Company nor any Business Subsidiary has been interviewed or punished by any governmental authority for violating applicable taxation Laws.

(b)            This Section 3.8 contains the sole and exclusive representations and warranties regarding Tax matters or matters pertaining to any Tax law. Nothing in this Section 3.8 or otherwise in this Agreement shall be deemed to apply directly or indirectly with respect to any Taxable period (or portion thereof) beginning on or after the Closing Date.

Section 3.9      Employment Matters. Each of the Company and the Business Subsidiaries have maintained the benefit plans as required by applicable Law in all material respects. As of the date hereof, there is no pending or, to the Knowledge of Parent, threatened in writing strike, lockout or work stoppage. Except as would not have a Material Adverse Effect, the Company has complied with all applicable Laws related to employment and related to the benefit plans (including making contributions to social security funds as required by applicable Law). This Section 3.9 contains the sole and exclusive representations and warranties of the Company regarding employee matters.

Section 3.10      Control Documents. To the Knowledge of Parent, (a) each party to any of the Control Documents has full power and authority to enter into, execute and deliver such Control Document to which it is a party and each other agreement, certificate, document and instrument to be executed and delivered by it pursuant to the Control Documents and to perform the obligations of such party thereunder, (b) the execution and delivery by such party of each Control Document to which it is a party and the performance by such party of its obligations thereunder have been duly authorized by all requisite actions on the part of such party, and (c) each Control Document is in full force and effect and no party to any Control Document is in material breach or default in the performance or observance of any of the terms or provisions of such Control Document.

Section 3.11      Intellectual Property.

(a)            All necessary registration, maintenance, renewal, and other relevant filing fees due through the date of this Agreement have been timely paid in all material respects and all necessary documents and certificates in connection therewith have been timely filed with the relevant patent, trademark, copyright, domain name registrar, or other authorities in the United States or foreign jurisdictions, as the case may be, in all material respects for the purpose of maintaining each material item of the Intellectual Property of the Company and the Business Subsidiaries.

(b)            The Company and the Business Subsidiaries own all right, title and interest in and to, or have a license, sublicense or other valid rights to use, all material Intellectual Property used by the Company and the Business Subsidiaries necessary to conduct the businesses of the Company and its Business Subsidiaries as presently conducted, free and clear of all Liens (other than Permitted Liens).

(c)            To the Knowledge of Parent, the current conduct of the businesses of the Company and the Business Subsidiaries is not infringing, misappropriating or otherwise violating, any Intellectual Property rights of any Person. To the Knowledge of Parent, in the past three (3) years, (i) no Person has infringed, misappropriated or otherwise violated, or is infringing, misappropriating or otherwise violating, any of the material Intellectual Property owned by the Company or the Business Subsidiaries, and (ii) no such claims have been made in writing against any third party by any of the Company or the Business Subsidiaries claiming for damage in excess of RMB1 million and are still pending.

(d)            As of the date hereof, there is no action pending or, to the Knowledge of Parent, threatened against any of the Company or the Business Subsidiaries, and neither the Company nor its Business Subsidiaries has received any written notice from any Person pursuant to which any Person is: (i) alleging that the conduct of the business of any of the Company or its Business Subsidiaries is infringing, misappropriating or otherwise violating any Intellectual Property rights of any third party; or (ii) contesting the use, ownership, validity or enforceability of any of the material Intellectual Property of the Company or its Business Subsidiaries. To the Knowledge of Parent, none of the material Intellectual Property of the Company or its Business Subsidiaries is subject to any pending or outstanding injunction, order, judgment, consent order, ruling or decree that materially and adversely restricts the use, transfer or registration of, or materially and adversely affects the validity or enforceability of, any such Intellectual Property.

Section 3.12      Restructuring.

(a)            Except as would not be expected to be material to the Company and the Business Subsidiaries, taken as a whole, neither Parent, the Company or any of the Business Subsidiaries has taken any action inconsistent with the Restructuring to be completed prior to the Closing pursuant to the Restructuring Plan or that would have a material impact on any step in the Restructuring Plan.

(b)            Schedule 2 attached hereto sets forth the corporate structure of the Company and the Business Subsidiaries as of the date hereof and as of the completion of the Restructuring, respectively. Upon completion of the Restructuring, (i) Parent and its Subsidiaries shall operate the Business exclusively through the Company and the Business Subsidiaries, (ii) the Company and the Business Subsidiaries do not operate any business other than the Business, (iii) the Company and the Business Subsidiaries will have valid title or right to own or use the material properties and assets that are necessary for the Company and the Business Subsidiaries to carry out the Business in a manner that is consistent with their past practices in all material respects.

(c)            The completion of the Restructuring in accordance with the Restructuring Plan will not result in the Company or any of the Business Subsidiaries incurring any material Tax.

(d)            Except, in each case, for such non-compliance that would, individually or in the aggregate, not have a Material Adverse Effect, the Company and the Business Subsidiaries have all permits, licenses, authorizations, exemptions, orders, consents, approvals and franchises from Authorities required to conduct their respective businesses and own, lease and operate their respective assets and properties as presently being conducted, owned, leased or operated (“Licenses”). All Licenses are effective and passed their respective annual inspection (as applicable) in accordance with applicable Laws, and will remain effective in accordance with applicable Laws after the completion of the Restructuring and no suspension or cancellation of any of the Licenses is pending or, to the knowledge of Parent, threatened, whether before or after the completion of the Restructuring.

Section 3.13      Intercompany Contracts. No Contract (whether written or oral) entered into between Parent and its Subsidiaries (other than the Company, any of the Business Subsidiaries), on one hand, and the Company or any of the Business Subsidiaries on the other hand is in force and effect as of the date of this Agreement.

Article IV

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser hereby represents and warrants to Parent that:

Section 4.1      Incorporation, Qualification and Authority. The Purchaser is duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as currently conducted. The Purchaser has all necessary corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution, delivery and performance of this Agreement by the Purchaser have been duly authorized by all necessary corporate actions on the part of the Purchaser. This Agreement has been, duly executed and delivered by the Purchaser, and when executed and delivered by the Purchaser, assuming due authorization, execution and delivery by Parent, constitute legal, valid and binding obligations of the Purchaser, enforceable against the Purchaser in accordance with its terms, except as enforcement may be limited by general principles of equity, whether applied in a court of Law or a court of equity, and by applicable bankruptcy, insolvency and similar Law affecting creditors’ rights and remedies generally.

Section 4.2      No Violation. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby by the Purchaser do not and will not (a) violate, conflict with or result in the breach of any provision of the Organizational Documents of the Purchaser, (b) conflict with or violate any Law or Governmental Order applicable to the Purchaser or (c) conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, amendment, acceleration, suspension, revocation or cancellation of, any note, bond, mortgage or indenture, Contract, permit or other instrument or arrangement to which the Purchaser is a party or result in the creation of any Lien upon any of the properties or assets of the Purchaser, other than, in the case of clauses (b) and (c) above, any such conflict, violation, default, termination, amendment, acceleration, suspension, revocation or cancellation that would not have, individually or in the aggregate, a material adverse effect on the ability of the Purchaser to perform its obligations under this Agreement or consummate the transactions contemplated hereby.

Section 4.3      Governmental Consents and Approvals. The execution, delivery and performance by the Purchaser of this Agreement do not and will not require any consent, approval, authorization or other order of, action by, filing with, or notification to, any Governmental Authority, except, in each case, where failure to obtain such consent, approval, authorization or action, or to make such filing or notification, would not prevent or materially delay the consummation of the transactions contemplated by, or the performance by the Purchaser of any of its material obligations under, this Agreement.

Section 4.4      Cash Sufficiency. Unless BCA Closing occurs simultaneously with the Closing, the Purchaser shall have sufficient cash to pay the Transfer Price at the Closing.

Article V

ADDITIONAL AGREEMENTS

Section 5.1      Confidentiality. Subject to disclosures permitted by Section 9.3, each of the Parties acknowledges that the information being provided to such Party (the “Receiving Party”) in connection with the transactions contemplated by this Agreement may be material non-public information and hereby covenants and agrees to keep, and cause its Affiliates and their respective Representatives to keep confidential any information provided by the other Party hereunder (the “Providing Party”), unless (a) such information was or becomes generally available to the public (other than as a result of a breach of this Section 5.1 by the Receiving Party, its Affiliates or their Representatives), (b) such information was available or becomes available to the Receiving Party on a non-confidential basis from a source (other than the Providing Party, its Affiliates or their Representatives) that, to the Receiving Party’s knowledge, is not and was not prohibited from disclosing such information to such Receiving Party by a contractual, legal or fiduciary obligation to the Providing Party, (c) the Receiving Party or its Representatives independently develop such information without reliance on the confidential information provided by the Providing Party or (d) the Receiving Party is required by applicable Law or any Governmental Order to disclose such information; provided that in an event specified in clause (d) above, the Receiving Party shall, to the extent permitted by Law, provide the Providing Party with prompt prior written notice of such required disclosure and that the Receiving Party shall disclose only that portion of the confidential information that is legally required. The confidentiality obligations under this Section 5.1 shall continue in full force and effect until the Closing, at which time the confidentiality obligations under this Section 5.1 shall terminate; provided, however, that the Purchaser’s confidentiality obligations hereunder shall terminate only in respect of that portion of the confidential information exclusively related to the Business, and for all other confidential obligations, the confidentiality obligations under this Section 5.1 shall continue to bind upon the Purchaser. If this Agreement is terminated prior to the Closing, the confidentiality obligations under this Section 5.1 shall survive.

Section 5.2      Restructuring. Parent shall cause the Restructuring to be completed prior to the Closing pursuant to the Restructuring Plan.

Section 5.3      Conduct of Business. From the date hereof until the earlier of the termination of this Agreement and the Closing, except as required by applicable Law, as contemplated by the terms of this Agreement or the Business Combination Agreement, in connection with the Restructuring, or with the written consent of the Purchaser, Parent shall cause the Company and each of the Business Subsidiaries to conduct the Business in the ordinary course of business consistent with past practice in all material respects and use its commercially reasonable efforts to keep available the services of the Company and the Business Subsidiaries’ current officers, key employees, key consultants and contractors, and preserve their current material relationships and goodwill with Governmental Authorities and key customers and suppliers. Parent agrees that, prior to the earlier of the termination of this Agreement and the Closing, except as required by applicable Law, as contemplated by the terms of this Agreement or the Business Combination Agreement, in connection with the Restructuring and pursuant to the Restructuring Plan, or with the written consent of the Purchaser, it shall not permit the Company or any Business Subsidiary to:

(a)            except as otherwise required by any GEHI Share Plan as in effect on the date hereof or applicable Laws: (i) increase in any manner the compensation or benefits payable, or to become payable to, any current or former employee, director or independent contractor, except for (A) individual increases of not more than 20% in the base salary or wage rate of any current employee who has annual base compensation of less than US$100,000 in the ordinary course of business, (B) the payment of annual bonuses and other short-term incentive compensation in the ordinary course of business (including with respect to the determination of the achievement of any applicable performance objectives, whether qualitative or quantitative), (C) increases of compensation for employees who change jobs, (D) increases of compensation to reflect market adjustments on the basis of objective data and (E) increases of compensation to adjust for gender equity as needed; (ii) grant or pay any severance or change in control pay or benefits to, or otherwise increase the severance or change in control pay or benefits of, any current or former employee, director or independent contractor, other than the payment of severance in the ordinary course of business; (iii) establish, adopt, enter into, amend or terminate any collective bargaining agreement, Employee Benefit Plan or any employee benefit plan, policy, program, agreement, trust or arrangement that would have constituted an Employee Benefit Plan if it had been in effect on the date of this Agreement; (iv) take any action to accelerate the vesting or payment of, or otherwise fund or secure the payment of, any compensation or benefits under any Employee Benefit Plan or otherwise; (v) grant any equity or equity-based compensation awards other than in the ordinary course of business; or (vi) hire or terminate any employee other than (x) hires in the ordinary course of business with an annual base compensation below US$200,000 and (y) terminations for cause;

(b)            (i) transfer, sell, assign, license (other than non-exclusive licenses granted to employees, contractors, suppliers, vendors, distributors or customers in the ordinary course of business) any Intellectual Property owned or purported to be owned by any of the Company or its Business Subsidiaries or any other Intellectual Property material to the Company and its Business Subsidiaries that is subject to an inbound license; (ii) subject any Intellectual Property owned or purported to be owned by any of the Company or its Business Subsidiaries to a Lien (other than Permitted Liens); or (iii) abandon, let lapse or fail to maintain or renew any material Intellectual Property owned or purported to be owned by any of the Company or its Business Subsidiaries;

(c)            except for transactions solely among the Company and its Business Subsidiaries and the Permitted Distributions (as defined in the Business Combination Agreement), (i) declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or otherwise, or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock; (ii) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any membership interests, capital stock or any other equity interests, as applicable, in any of the Company and its Business Subsidiaries (other than repurchases, redemptions or other acquisitions of equity interests from directors, officers or employees in accordance with the terms of any GEHI Share Plan or such Person’s employment, grant or subscription agreement, in each case, in accordance with such Company or its Business Subsidiaries’ Organizational Documents and such plan or agreement, as in effect as of the date of this Agreement or modified after the date of this Agreement in accordance with this Agreement); or (iii) grant, issue, sell or otherwise dispose, or authorize to issue, sell, or otherwise dispose any membership interests, capital stock or any other equity interests (such as stock options, stock units, restricted stock or other Contracts for the purchase or acquisition of such capital stock), as applicable, in any of the Company and its Business Subsidiaries (other than any grants, issuances or sales made to directors, officers or employees in accordance with the terms of any GEHI Share Plan or such Person’s employment, grant or subscription agreement, in each case, in accordance with such Company or its Business Subsidiaries’ Organizational Documents and such plan or agreement, as in effect as of the date of this Agreement or modified after the date of this Agreement in accordance with this Agreement);

(d)            amend its Organizational Documents other than to provide for grants of equity or equity-based compensation awards to directors and employees in the ordinary course of business pursuant to the GEHI Share Plans;

(e)            except in the ordinary course of business: (i) merge, consolidate or combine with a third party; or (ii) acquire or agree to acquire by merging or consolidating with, purchasing a majority of the equity interest in or all or substantially all of the assets of, or by any other manner, any third-party business or corporation, partnership, association or other business organization or division thereof, to the extent the aggregate transaction value of such investments and acquisitions exceeds US$15,000,000;

(f)            voluntarily dispose of or amend any real property leases to which the Company or any Business Subsidiary is a party as of the date hereof as a lessee other than in the ordinary course of business or as would not reasonably be expected to be material to the Company or any Business Subsidiary, individually or in the aggregate;

(g)            other than with respect to any real property leases to which the Company or any Business Subsidiary is a party as of the date hereof as a lessee and Intellectual Property, voluntarily sell, lease, license, sublicense, abandon, divest, transfer, cancel, abandon or permit to lapse or expire, dedicate to the public, or otherwise dispose of, or agree to do any of the foregoing, or otherwise dispose of assets or properties material to the Company and its Business Subsidiaries, other than in the ordinary course of business or pursuant to Contracts existing on the date hereof;

(h)            (i) make, create any loans, advances or capital contributions to, or investments in, any Person other than any of the Company and the Business Subsidiaries and other than advances for business expenses and loans or advances to customers and suppliers in the ordinary course of business; (ii) create, incur, assume, guarantee or otherwise become liable for, any Indebtedness incurred after the date hereof in excess of US$800,000 other than such Indebtedness incurred in the ordinary course of business and guarantees of any Indebtedness of any of the Company and the Business Subsidiaries; (iii) except in the ordinary course of business, create any Liens on any material property or material assets of any of the Company and the Business Subsidiaries in connection with any Indebtedness thereof (other than Permitted Liens); or (iv) cancel or forgive any Indebtedness owed to any of the Company and the Business Subsidiaries other than ordinary course compromises of amounts owed to the Company and the Business Subsidiaries by their respective customers;

(i)            compromise, settle or agree to settle any Legal Proceeding involving payments by the Company or any Business Subsidiary of US$100,000 or more, or that imposes any material non-monetary obligations on the Company or any Business Subsidiary (excluding, for the avoidance of doubt, confidentiality, non-disparagement or other similar obligations incidental thereto);

(j)            except in the ordinary course of business or as would not reasonably be expected to be material to the Company and the Business Subsidiaries, individually or in the aggregate: (A) modify, amend in a manner that is adverse to the applicable Company or any Business Subsidiary or terminate any material contract; (B) enter into any material contract; or (C) waive, delay the exercise of, release or assign any material rights or claims under any material contract (other than assignments among the Company and the Business Subsidiaries);

(k)            except as required by applicable accounting principles (or any interpretation thereof) or applicable Law (including to obtain compliance with applicable auditing standards), make any material change in accounting methods, principles or practices;

(l)            make, change or revoke any material Tax election, change (or request to change) any method of accounting for Tax purposes, file any amended material Tax Return, settle or compromise any material Tax liability, enter into any material closing agreement with respect to any Tax or surrender any right to claim a material refund of Taxes, consent to any extension or waiver of the limitations period applicable to any material Tax claim or assessment, or enter into any Tax indemnity, Tax sharing or Tax allocation agreement (other than commercial agreements entered into in the ordinary course of business and the principal purpose of which is not related to Taxes);

(m)            authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation, restructuring, recapitalization, dissolution or winding-up of the Company or any Business Subsidiary;

(n)            engage in any material new line of business;

(o)            amend any provision of its privacy policies or practices in any material respect or in any manner adverse to any of the Company and the Business Subsidiaries (other than changes required to conform to applicable privacy Laws); or

(p)            agree in writing or otherwise agree, commit or resolve to take any of the foregoing actions.

Section 5.4      Efforts to Consummate. Subject to the terms and conditions set forth in this Agreement, the Parties shall cooperate with each other, and each Party shall use its reasonable best efforts to take or cause to be taken all actions and to do or cause to be done all things reasonably necessary or advisable on its part, in order to consummate the transactions contemplated hereby as soon as reasonably practicable, including the satisfaction, but excluding the waiver, of the Closing conditions set forth in Article VI.

Section 5.5      Tax Matters.

(a)            Subject to Article VIII, Parent shall bear and pay all Tax of any nature that is required by applicable Laws to be paid in connection with the Restructuring or by the Parent (including any of its Subsidiaries), the Company and/or the Purchaser in connection with the transactions contemplated hereunder (the “Divestiture Taxes”), including the stamp duty at the rate of 0.26% payable in connection with the transfer of the Sale Shares pursuant to this Agreement. The Purchaser shall not withhold or deduct any Divestiture Taxes payable from the Transfer Price.

(b)            Parent and the Purchaser shall, and shall cause the Company to, assist the Purchaser in the preparation and the submission of such other documents as may be prescribed from time to time by the Stamp Office of for the purpose of the adjudication of the stamp duty payable in respect of the transfer of the Sale Shares. Without limiting the generality of the foregoing:

(i)            The Purchaser shall, as soon as practicable after the Closing, and in any event within two days of the date of transfer, compile and submit the required documents to the Stamp Office and obtain an adjudication of the amount of stamp duty payable from the Stamp Office. The Purchaser shall provide evidence of such adjudication to Parent.

(ii)            Parent shall, within ten (10) Business Days of receipt of such evidence of stamp duty adjudication, transfer the amount of the stamp duty to the Purchaser or deliver to the Purchaser for the Purchaser’s further handling, a check payable to the Government of Hong Kong in respect of the stamp duty payable in respect of the transfer of the Sale Shares.

(iii)            Upon receipt of the amount of stamp duty or a check from Parent, the Purchaser shall promptly procure payment of stamp duty and provide Parent with evidence of payment within three (3) Business Days of payment.

Section 5.6      Business Combination Agreement. Parent has delivered to the Purchaser a true and correct copy of the Business Combination Agreement, including all attachments thereto, and all related agreements as executed on the date thereof. Parent shall not, without written permission from the Purchaser, (a)(i) amend or revise, or permit any amendment or revision or waiver of any of the terms or conditions set forth in Article VIII (Conditions to the Transaction) of the Business Combination Agreement or (ii) amend or revise, or permit any amendment or revision of, the Per Share Merger Consideration or the Merger Consideration as contemplated under in the Business Combination Agreement, in each case of (i) and (ii), to the extent such amendment, revision or waiver is adverse to Parent, (b) amend or revise, or permit the amendment or revisions of, any other provision of the Business Combination Agreement to the extent such amendment, revision or waiver would adversely affect the rights of the Purchaser or the satisfaction of any condition precedent under this Agreement in any material respect or (c) amend or revise, or permit the amendment or revisions of, the exclusivity provisions in the Business Combination Agreement. Parent shall keep the Purchaser reasonably apprised of the status of the Business Combination Agreement and, without limiting the generality of the foregoing, shall notify the Purchaser promptly upon becoming aware of any breach of any provision of the Business Combination Agreement that would result in the failure of any of the conditions set forth in the Business Combination Agreement to be satisfied and any termination or written notice from any party to the Business Combination Agreement that it wishes to terminate the Business Combination Agreement.

Section 5.7      Wrong Pocket. If, following the Closing, either the Purchaser or Parent discovers that it or any of its Subsidiaries possesses any asset, or is liable for any liability that, in the case of Parent, relates exclusively to the Business or should have been transferred in the Restructuring or, in the case of the Purchaser, relates exclusively to the business of Parent and its Subsidiaries (excluding the Business) as of the date hereof, such Party shall, and shall cause its Subsidiaries to, transfer or cause to be transferred asset or liability to such other Party or its Subsidiary (as such receiving Party may reasonably designate), and such Party or its Subsidiary shall accept and assume any such asset or liability, as applicable, for no additional consideration other than as previously paid as provided in this Agreement. If, following the Closing, either the Purchaser or Parent or any of its Subsidiaries receives any payments due to another Party or a Subsidiary thereof in respect of the assets or liabilities that, in the case of Parent, relates exclusively to the Business or should have been transferred in the Restructuring or, in the case of the Purchaser, relates exclusively to the business of Parent and its Subsidiaries (excluding the Business) as of the date hereof, then such first Party shall promptly remit (or cause to be promptly remitted), or deliver (or cause to be delivered), such payments to the appropriate Party or a Subsidiary (as such receiving Party may reasonably designate) thereof.

Article VI

CONDITIONS TO CLOSING

Section 6.1      General Conditions. The respective obligations of Parent and the Purchaser to consummate the Closing are subject to the satisfaction (or, to the extent permitted by applicable Law, waiver in writing by Parent and the Purchaser), prior to or at the Closing, of each of the following conditions:

(a)            (i) No applicable Law shall have been enacted, entered, promulgated, or enforced by any Governmental Authority and no Governmental Order has been issued with applicable jurisdiction that is in effect and prohibits, prevents or makes illegal the consummation of the transactions contemplated by this Agreement, and (ii) there shall be no pending lawsuit by any Governmental Authority with applicable jurisdiction that seeks to prohibit or otherwise enjoin consummation of the transactions contemplated by this Agreement.

(b)            The Restructuring shall have been consummated pursuant to the Restructuring Plan.

Section 6.2      Conditions Precedent to Parent’s Obligations. The obligations of Parent to consummate the Closing are subject to satisfaction (or, to the extent permitted by applicable Law, waiver in writing by Parent) of each of the following conditions:

(a)            Each of the representations and warranties of the Purchaser set forth in Article IV (i) that are not qualified by “material”, “materially”, “Material Adverse Effect”, or similar qualifications shall be true and correct in all material respects as of the date hereof and as of the Closing Date, (ii) that are qualified by “material”, “materially”, “Material Adverse Effect”, or similar qualifications shall be true and correct in all respects as of the date hereof and as of the Closing Date, except in either case for those representations and warranties that address matters only as of a specified date, which shall be true and correct in all respects as of that specified date.

(b)            The Purchaser shall have performed and complied with, in all material respects, all agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by it prior to or at the Closing.

Section 6.3      Conditions Precedent to the Purchaser’s Obligations. The obligations of the Purchaser to consummate the Closing are subject to satisfaction (or, to the extent permitted by applicable Law, waiver in writing by the Purchaser) of each of the following conditions:

(a)            There shall not have been or arisen any event, effect, occurrence, development, circumstance, change, fact or condition that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect since the date of this Agreement.

(b)            The conditions for the closing of the transactions under the Secondary Share Purchase Agreement (the “Secondary SPA Closing”), other than conditions that by their nature are to be satisfied at the Secondary SPA Closing but subject to the satisfaction or waiver of such conditions at the Secondary SPA Closing, shall have been satisfied or waived and the Secondary SPA Closing shall occur substantially simultaneously with the Closing.

(c)            The conditions for the closing of the transactions under the Business Combination Agreement (the “BCA Closing”), other than conditions that by their nature are to be satisfied at the BCA Closing but subject to the satisfaction or waiver of such conditions at the BCA Closing, shall have been satisfied or waived and the BCA Closing shall occur substantially simultaneously with the Closing.

Article VII
TERMINATION

Section 7.1      Termination. This Agreement may be terminated at any time prior to the Closing:

(a)            by mutual written agreement of the Parties;

(b)            by any Party, if:

(i)            the Closing has not occurred on or before the date that is six (6) months after the date hereof; provided that the right to terminate this Agreement pursuant to this Section 7.1(b)(i) shall not be available to any Party whose breach of any provision of this Agreement has been a principal cause of the failure of the Closing to be consummated by such date;

(ii)            there shall be in effect a final, non-appealable Governmental Order prohibiting the consummation of the transactions contemplated by this Agreement; provided that the right to terminate this Agreement pursuant to this Section 7.1(b)(ii) shall not be available to any Party whose breach of any provision of this Agreement has been a principal cause of such Governmental Order; or

(iii)            the Business Combination Agreement or the Secondary Share Purchase Agreement has been validly terminated in accordance with its terms.

(c)            by Parent if (i) the Purchaser shall have breached any representation, warranty, covenant or agreement set forth in this Agreement, (ii) such breach or misrepresentation is not cured within sixty (60) days after the Purchaser receives written notice thereof from Parent (or such shorter period between the date of such notice and the date on which, without such breach or misrepresentation, the Closing is reasonably expected to occur or, if such breach is reasonably capable of cure, such longer period as may be reasonably necessary to cure such breach), and (iii) such breach or misrepresentation would cause any of the conditions set forth in Sections 6.2(a) or 6.2(b) not satisfied. The Party desiring to terminate this Agreement pursuant to this Section 7.1 (other than pursuant to Section 7.1(a)) shall give written notice of such termination to the other Parties in accordance with Section 9.2.

Section 7.2      Effect of Termination. If this Agreement is terminated as permitted by Section 7.1, such termination shall be without liability of any Party (or any Affiliates or Representative of such Party) to any other Party; provided that if such termination is pursuant to Sections 7.1(b) through 7.1(c) and results from the willful (i) failure of a Party to fulfill a condition to the performance of the obligations of the other Parties; (ii) failure to perform a covenant of this Agreement or (iii) breach by a Party hereto of any representation or warranty or agreement contained herein, such Party shall be fully liable for any and all losses incurred or suffered by the other Parties as a result of such failure or breach. The provisions of Section 5.1, Article VII and Article IX shall survive any termination hereof pursuant to their respective terms.

Article VIII
INDEMNIFICATION

Section 8.1      Tax Indemnity. Subject to the other terms in this Article VIII, the Purchaser shall upon demand in writing indemnify and hold the Parent harmless in respect of all Taxes imposed under the Indirect Transfer Guidance or by the applicable PRC Tax Authorities in connection with the transfer of the Sale Shares contemplated by this Agreement (including the consummation of the Restructuring) (such Taxes, “Divestiture Taxes”).

Section 8.2      General Indemnity. Subject to the other terms in this Article VIII, the Purchaser shall upon demand in writing indemnify and hold harmless the Parent from and against any and all losses, damages, liabilities, deficiencies, awards, judgments and penalties actually suffered or incurred by the Parent, but excluding any indirect or consequential damages, as well as any punitive or exemplary damages or losses, actually suffered or incurred by the Parent, as a result of conduct taken by Parent or its Subsidiaries in the PRC or their respective directors and officers acting on behalf of the Business at any time prior to the Closing (“Losses”).

Section 8.3      Certain Limitations. The indemnification provided for in Sections 8.1 and 8.2 shall be subject to the following limitations:

(a)            The Purchaser’s obligations under this Article VIII shall terminate twelve months after the Closing.

(b)            The aggregate amount of all Divesture Taxes for which the Purchaser shall be liable pursuant to Section 8.1 shall not exceed US$1,000,000.

(c)            Without prejudice to Section 8.3(b) above, the aggregate amount of all Divesture Taxes and Losses for which the Purchaser shall be liable pursuant to Sections 8.1 and 8.2 shall not exceed US$4,500,000.

(d)            Losses shall be net of amounts actually paid to the Parent under this Agreement, any insurance policy or other contract in connection with the facts giving rise to the right of indemnification hereunder, and the Parent shall use commercially reasonable efforts to recover all amounts payable from an insurer or other third party under any such insurance policy or other contract.

(e)            The Parent shall use commercially reasonable efforts to mitigate all Losses that are indemnifiable or recoverable hereunder or in connection herewith.

Section 8.4      Indemnification Procedures.

(a)            Promptly after Parent has knowledge of any event or circumstance, including any written claim by a third party, that would reasonably be expected to give rise to indemnification under this Article VIII (each, a “Third-Party Claim”) (but in any event prior to the time any response to the asserted claim is required), Parent shall deliver to the Purchaser a notice (each, a “Claim Notice”) setting forth in reasonable detail a description of the matter giving rise to indemnification hereunder, including, if known, the potential Losses (it being understood that any estimate of such Losses, if provided, shall not be conclusive of the final amount with respect to any such Third-Party Claim); provided, however, that any failure or delay by Parent in delivering a Claim Notice to the Purchaser shall not affect Parent’s right to indemnification under this Article VIII, except to the extent such failure or delay results in (i) lack of actual notice to the Purchaser and (ii) the Purchaser having been prejudiced by such failure or delay.

(b)            With respect to a Third-Party Claim, after receipt by Parent of a Claim Notice, the Purchaser, after consulting Parent and at the Purchaser’s option, assume and control the defense of Parent against such claim (including the engagement of counsel of the Purchaser’s choosing). Parent shall cooperate in the compromise of, or defense against, such claim. Except with the prior written consent of Parent, such consent not to be unreasonably withheld, conditioned or delayed, the Purchaser shall not settle or compromise any Third-Party Claim or permit a default judgment or consent to the entry of any judgment, unless such settlement, compromise or judgment (i) relates solely to money damages (provided that all such money damages shall be subject to indemnity by the Purchaser under this Article VIII), (ii) provides for a full release of Parent from all liability arising or that may arise out of the claim(s) being settled and (iii) does not contain any admission or finding of wrongdoing on behalf of Parent. Subject to applicable Laws, after any Third-Party Claim has been filed or initiated, each Party to such claim shall make available to the other Party and its attorneys and accountants all pertinent information under its control relating to such claim, and the Parties to such claim agree to render to each other such assistance as they may reasonably require of the other in order to facilitate the proper and adequate defense of such claim.

Article IX
MISCELLANEOUS

Section 9.1      No Survival. The representations, warranties and agreements in this Agreement and in any certificate delivered pursuant hereto shall terminate at the earlier of the Closing Date and termination of this Agreement pursuant to Article VII, except that this Section 9.1 shall not limit any covenant or agreement of the parties hereto which by its terms contemplates performance after the Closing Date or termination of this Agreement. Notwithstanding the foregoing, neither this Section 9.1 nor anything else in this Agreement to the contrary shall limit the survival of Sections 2.3 and 2.4 (Closing Deliverables) and, solely with respect to Sections 2.3 and 2.4, Section 9.9 (Other Remedies; Specific Performance), which covenants and agreements shall survive the Closing in accordance with their respective terms.

Section 9.2      Notices. All notices and other communications hereunder shall be in writing and shall be deemed given: (a) on the date established by the sender as having been delivered personally; (b) one (1) Business Day after being sent by a nationally recognized overnight courier guaranteeing overnight delivery; (c) on the date that transmission is confirmed electronically, if delivered by email; or (d) on the fifth (5th) Business Day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications, to be valid, must be addressed as follows:

(a)            If to Parent, to:

Gravitas Education Holdings, Inc.

3/F, No. 28 Building, Fangguyuan Section 1

Fangzhuang, Fengtai District

Beijing, the PRC

Attention: Xin Fang

E-mail: fangxin@geh.com.cn

with a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP

30th Floor, China World Office 2

1 Jianguomenwai Avenue

Beijing 100004, the PRC

Attention: Peter X. Huang, Esq.

Email: Peter.Huang@skadden.com

Skadden, Arps, Slate, Meagher & Flom LLP

46th Floor, Tower II

Jing An Kerry Center

1539 Nanjing West Road

Shanghai 200040, the PRC

Attention: Yuting Wu, Esq.

Email: Yuting.Wu@skadden.com

(b)            If to the Purchaser, to:

Rainbow Companion, Inc.
Suite 3501, 35/F
Jardine House
1 Connaught Place
Central, Hong Kong
Attention: Leon Ming and Stone Shi
Email: leon@ascendentcp.com; stone.c.shi@ascendentcp.com

or to such other address or to the attention of such other Person or Persons as the recipient Party has specified by prior written notice to the sending Party (or in the case of counsel, to such other readily ascertainable business address as such counsel may hereafter maintain) by means provided in this Section 9.2. If more than one method for sending notice as set forth above is used, the earliest notice date established as set forth above shall control.

Section 9.3      Public Disclosure. None of the Parties or their respective Affiliates shall issue or cause the publication of this Agreement or any press release or other public announcement or communication with respect to the transactions contemplated hereby except such disclosure is necessary in order to comply with any Law or the regulations or policies of any securities exchange or other similar regulatory body (in which case the disclosing Party shall give the other Parties notice as promptly as is reasonably practicable of any required disclosure to the extent permitted by applicable Law), shall limit such disclosure to the information required to comply with such Law or regulations, and if reasonably practicable, shall consult with the other Parties regarding such disclosure and give good faith consideration to any suggested changes to such disclosure from the other Parties.

Section 9.4      Amendments and Waiver.

(a)            Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each Party to this Agreement, or in the case of a waiver, by the Party against whom the waiver is to be effective.

(b)            No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law.

Section 9.5      Fees and Expenses. Each Party shall bear all of its fees and expenses (including attorneys’ fees and disbursements of counsel, financial advisors and accountants) incurred by the Purchaser and its Subsidiaries in connection with this Agreement and the transactions contemplated hereby.

Section 9.6      Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and assigns; provided that no Party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other Party.

Section 9.7      Governing Law. This Agreement and the consummation the transactions contemplated under this Agreement, and any action, suit, dispute, controversy or claim arising out of this Agreement and the consummation of the transactions contemplated under this Agreement, or the validity, interpretation, breach or termination of this Agreement and the consummation of the transactions contemplated under this Agreement, shall be governed by and construed in accordance with the laws of Hong Kong regardless of the law that might otherwise govern under applicable principles of conflicts of law thereof.

Section 9.8      Dispute Resolution.

(a)            Any Legal Proceeding arising out of or in any way relating to this Agreement shall be submitted to the Hong Kong International Arbitration Centre (“HKIAC”) and resolved in accordance with the HKIAC Administered Arbitration Rules in force at the relevant time and as may be amended by this Section 9.8 (the “HKIAC Rules”). The place of arbitration shall be Hong Kong. The official language of the arbitration shall be English and the tribunal shall consist of three arbitrators (each, an “Arbitrator”). The claimant(s), irrespective of number, shall nominate jointly one Arbitrator; the respondent(s), irrespective of number, shall nominate jointly one Arbitrator; and a third Arbitrator will be nominated jointly by the first two Arbitrators and shall serve as chairman of the arbitration tribunal. In the event the claimant(s) or respondent(s) or the first two Arbitrators shall fail to nominate or agree the joint nomination of an Arbitrator or the third Arbitrator within the time limits specified by the HKIAC Rules, such Arbitrator shall be appointed promptly by the HKIAC. The arbitration tribunal shall have no authority to award punitive or other punitive-type damages. The award of the arbitration tribunal shall be final and binding upon the disputing parties. Any party to an award may apply to any court of competent jurisdiction for enforcement of such award and, for purposes of the enforcement of such award, the Parties irrevocably and unconditionally submit to the jurisdiction of any court of competent jurisdiction and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

(b)            Notwithstanding the foregoing, the Parties hereby consent to and agree that in addition to any recourse to arbitration as set out in this Section 9.8, any Party may, to the extent permitted under the rules and procedures of the HKIAC, seek an interim injunction or other form of relief from the HKIAC as provided for in its HKIAC Rules. Such application shall also be governed by, and construed in accordance with, the laws of Hong Kong.

Section 9.9      Other Remedies; Specific Performance. Except as otherwise provided herein, prior to the Closing, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that each Party shall be entitled to enforce specifically the terms and provisions of this Agreement in any court of the United States or any state having jurisdiction and immediate injunctive relief to prevent breaches of this Agreement, without the necessity of proving the inadequacy of money damages as a remedy and without bond or other security being required, this being in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties hereby acknowledges and agrees that it may be difficult to prove damages with reasonable certainty, that it may be difficult to procure suitable substitute performance, and that injunctive relief and/or specific performance will not cause an undue hardship to the Parties. Each of the Parties hereby further acknowledges that the existence of any other remedy contemplated by this Agreement does not diminish the availability of specific performance of the obligations hereunder or any other injunctive relief. Each Party hereby further agrees that in the event of any action by any other party for specific performance or injunctive relief, it will not assert that a remedy at law or other remedy would be adequate or that specific performance or injunctive relief in respect of such breach or violation should not be available on the grounds that money damages are adequate or any other grounds.

Section 9.10      Entire Agreement; Third Party Beneficiaries. This Agreement and any other documents and instruments and agreements among the Parties as contemplated by or referred to herein, including the exhibits and schedules hereto: (a) constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof; and (b) are not intended to confer upon any other Person other than the Parties any rights or remedies.

Section 9.11      Severability. In the event that any term, provision, covenant or restriction of this Agreement, or the application thereof, is held to be illegal, invalid or unenforceable under any present or future Law: (a) such provision will be fully severable; (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof; (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom; and (d) in lieu of such illegal, invalid or unenforceable provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms of such illegal, invalid or unenforceable provision as may be possible.

Section 9.12      Counterparts; Electronic Delivery. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same document and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Party, it being understood that all Parties need not sign the same counterpart. Delivery by electronic transmission to counsel for the other Party of a counterpart executed by a Party shall be deemed to meet the requirements of the previous sentence.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed by their respective authorized directors or officers as of the day and year first above written.

Gravitas Education Holdings, Inc.

By:	/s/ Dennis Demiao Zhu
Name:Dennis Demiao Zhu
Title:Director

[Signature Page to Share Purchase Agreement]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed by their respective authorized directors or officers as of the day and year first above written.

Rainbow Companion, Inc.

By:	/s/ Lam On Na Anna
Name: Lam On Na Anna
Title: Authorized Signatory

[Signature Page to Share Purchase Agreement]

Schedule 1

Business Subsidiaries

Schedule 2

Restructuring Plan

Schedule 3

Capitalization of the Company and the Business Subsidiaries as of the date hereof